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December 20, 2018

Ms. Katherine Hsu
Ms. Michelle Stasny
Securities and Exchange Commission
Office of Structured Finance
100 F Street, NE
Washington, D.C. 20549

Re:	GS Mortgage Securities Corporation II Registration Statement on Form SF-3 Filed July 6, 2018 File No. 333-226082

Dear Ms. Hsu:

We are counsel to GS Mortgage Securities Corporation II (the “Registrant”). We have reviewed your oral comments (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Depositor’s registration statement (File No. 333-226082) on Form SF-3 as filed on July 6, 2018. We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below. Capitalized terms in this letter used without definition have the meanings given them in the form of prospectus (the “Prospectus”) contained in the revised form of registration statement (“Pre-Effective Amendment No. 1”) submitted on December 14, 2018.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.

Registration Statement on Form SF-3

Description of the Mortgage Pool—Additional Information, page 185

1.	You have asked us to update the reporting period dates for the filing of Form ABS-EE in the first sentence of the third paragraph.

Katherine Hsu

Michelle Stasny

December 20, 2018

The Registrant has revised the reporting period dates for the filing of Form ABS-EE in the first sentence of the third paragraph.

Pooling and Servicing Agreement—Asset Representations Reviewer—Asset Review—Asset Review Trigger, page 320

2.	You have asked us to update the date of the Asset Review Trigger in the last sentence of the first full paragraph.

The Registrant has modified the registration statement to revise the date of the Asset Review Trigger in the last sentence of the first full paragraph.

Amendments to Forms 10-K

3.	You have asked us to file an amended Form 10-K for each of the following affected transactions to amend the exhibit filed by Berkeley Point Capital LLC, as primary servicer:
•	GSMS 2014-GC24;
•	GSMS 2015-GC28;
•	GSMS 2015-GC30;
•	GSMS 2015-GC34; and
•	GSMS 2015-GS1.

An amended Form 10-K amending such exhibits has been filed with the Commission for each of the affected transactions.

In responding to the Staff’s comments, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Katherine Hsu

Michelle Stasny

December 20, 2018

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Lisa Pauquette

cc:	Leah Nivison (GS Mortgage Securities Corporation II)